

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2021

Ozan Pamir
Chief Financial Officer
180 Life Sciences Corp.
3000 El Camino Real, Bldg. 4, Suite 200
Palo Alto, CA 94306

> **Re: 180 Life Sciences Corp.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Response dated August 11, 2021**
> **File No. 333-249539**

Dear Mr. Pamir:

We have reviewed your response letter and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Response Letter filed August 2, 2021

General

1. We note your response to our prior comment to your Post-Effective Amendment No. 1 in which you state that "it is [y]our belief that the Conversion Shares that were issued to Alpha pursuant to the Settlement Agreement should be considered as part of the shares of Common Stock that were registered for resale by Alpha upon conversion of the Alpha Notes (including conversion of the remaining Note Balance) pursuant to the Original Registration Statement, and not as newly registered shares" and that the "shares underlying the Warrant will remain unregistered and not part of the Registration Statement." On this basis, you propose removing from the Post-Effective Amendment the 150,000 shares of Common Stock that Alpha Capital Anstalt ("Alpha") received in exchange for its notes and the 25,000 shares of Common Stock it may purchase pursuant to the warrant it received as a result of the settlement. We also note that, according to disclosure in your Form 8-K filed August 2, 2021, as part of your settlement agreement

with Alpha, "[you] agreed to register all of the Conversion Shares and prior shares converted under the Note and the shares issuable upon exercise of the Warrant, on a registration statement to be filed no later than August 2, 2021." Additionally, we note that section 4.2 of the Settlement Agreement, filed as exhibit 10.1 to the Form 8-K, states that "The Company shall register the Registerable Shares under a resale registration statement to be filed with the Securities and Exchange Commission."

While is appears that shares of common stock issuable upon the conversion of Alpha's promissory notes were registered on the Original Registration Statement, please explain why you believe these shares of common stock issuable upon the conversion of Alpha's promissory notes are the same as the shares of common stock that were exchanged for Alpha's convertible promissory note pursuant to the settlement, especially in light of your previously stated commitment to register all shares issued pursuant to the settlement agreement on a new registration statement as disclosed in your Form 8-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at (202) 551-4511 or Laura Crotty at (202) 551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Campoli